FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number:

Retalix Ltd.

(Formerly Point of Sale Limited)
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

1

Exhibits no. 1 and 2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-109874.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

    1.        Unaudited Consolidated Interim Financial Statements of the Company as of September 30, 2003 and notes thereto

    2.        Operating and Financial Review and Prospects relating to said interim financial statements.

    3.        Audited Financial Statements of Tradanet Electronic Commerce Services Ltd. as of March 31, 2001 and notes thereto

    4.        Audited Financial Statements of Bass, Inc. as of August 31, 2001 and notes thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 21, 2003	Retalix Limited (Registrant) BY: /S/ Guy Geri —————————————— Guy Geri, Controller

2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

    1.        Unaudited Consolidated Interim Financial Statements of the Company as of September 30, 2003 and notes thereto

    2.        Operating and Financial Review and Prospects relating to said interim financial statements

    3.        Audited Financial Statements of Tradanet Electronic Commerce Services Ltd. as of March 31, 2001 and notes thereto

    4.        Audited Financial Statements of Bass, Inc. as of August 31, 2001 and notes thereto

Exhibit 1

RETALIX LTD.
INTERIM REPORT
(Unaudited)
AT SEPTEMBER 30, 2003

RETALIX LTD.
INTERIM REPORT
(Unaudited)
AT SEPTEMBER 30, 2003

Page

CONDENSED UNAUDITED INTTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Balance sheets at September 30, 2003 and December 31, 2002	2-3

Statements of income for the nine and three month periods ended September 30, 2003 and 2002	4

Statements of changes in shareholders’ equity for the nine month periods ended September 30, 2003 and 2002	5

Statements of cash flows for the nine and three month periods ended September 30, 2003 and 2002	6-7

Notes to Condensed Consolidated financial statements	8-13

Appendix	14

The amounts are stated in U.S. dollars ($) in thousands.

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2003

	September 30, 2003	December 31, 2002

	(Unaudited)	(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	34,334	28,410
Short-term bank deposits	12	7
Marketable securities	4,195	3,044
Accounts receivable:
Trade	18,381	16,697
Other	1,926	1,364
Inventories	1,246	1,863
Deferred income taxes	2,101	681

T o t a l current assets	62,195	52,066

NON-CURRENT ASSETS:
Marketable securities - bonds	3,714	2,568
Deferred income taxes	1,447	649
Long-term loans to employees	420	508
Amounts funded in respect of employee rights upon retirement	3,561	3,132
Investment in an associated company	87
Other	353	383

	9,582	7,240

PROPERTY, PLANT AND EQUIPMENT, net	10,463	11,386

GOODWILL	16,945	16,856

OTHER INTANGIBLE ASSETS, net of accumulated amortization	3,020	3,288

	102,205	90,836

2

	September 30, 2003	December 31, 2002

	(Unaudited)	(Audited)

	U.S. $ in thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	4,031	121
Current maturities of long-term loans from banks	5,705	10,003
Accounts payable and accruals:
Trade	4,574	5,447
Employees and employee institutions	4,206	2,501
Other	6,468	3,629
Deferred revenues	1,600	878

T o t a l current liabilities	26,584	22,579

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	3,173	5,789
Employee rights upon retirement	5,074	4,471

T o t a l long-term liabilities	8,247	10,260

CONTINGENT LIABILITIES

T o t a l liabilities	34,831	32,839

MINORITY INTERESTS	1,023	1,260

SHAREHOLDERS’ EQUITY:
Share capital - ordinary shares of NIS 1.00 par value (authorized: 25,000,000 shares; issued and outstanding: September 30, 2002 - 11,995,273; September 30, 2003 - 12,503,076)	3,598	3,483
Additional paid-in capital	36,095	31,252
Retained earnings	26,653	22,002
Accumulated other comprehensive income	5

T o t a l shareholders’ equity	66,351	56,737

	102,205	90,836

The accompanying notes are an integral part of these condensed financial statements.

3

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30

	2003	2002	2003	2002

	(Unaudited)		(Unaudited)

	U.S. $ in thousands (except per share data)

REVENUES:
Product sales	41,755	32,710	15,672	13,210
Services and projects	24,684	21,197	8,579	7,214

T o t a l revenues	66,439	53,907	24,251	20,424

COST OF REVENUES:
Cost of product sales	12,259	7,758	4,088	3,697
Cost of services and projects	9,214	7,320	3,161	2,619

T o t a l cost of revenues	21,473	15,078	7,249	6,316

GROSS PROFIT	44,966	38,829	17,002	14,108

OPERATING EXPENSES:
Research and development expenses - net	13,222	12,386	4,742	4,341
Selling and marketing expenses - net	15,579	12,802	5,634	4,604
General and administrative expenses	9,648	8,562	3,457	3,117
Other general expenses - net	76	31	72	47

T o t a l operating expenses	38,525	33,781	13,905	12,109

INCOME FROM OPERATIONS	6,441	5,048	3,097	1,999

FINANCIAL EXPENSES - net	156	440	161	166

INCOME BEFORE TAXES ON INCOME	6,285	4,608	2,936	1,833

TAXES ON INCOME	1,772	1,355	844	549

INCOME BEFORE MINORITY INTERESTS	4,513	3,253	2,092	1,284

SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(56)		(23)

MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES	194	541	37	320

NET INCOME FOR THE PERIOD	4,651	3,794	2,106	1,604

EARNINGS PER SHARE:
Basic	0.38	0.32	0.17	0.13

Diluted	0.36	0.31	0.16	0.13

WEIGHTED AVEREGE NUMBER OF SHARES USED IN COMPUTATION OF EARNING PER SHARE (in thousands):
Basic	12,162	11,870	12,356	11,993

Diluted	12,860	12,412	13,283	12,291

The accompanying notes are an integral part of these condensed financial statements.

4

RETALIX LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Share capital	Additional paid-in capital	Retained earnings	Accummulated other comprehensive income	Total

	U.S. $ in thousands

BALANCE AT JANUARY 1, 2003 (audited)	3,483	31,252	22,002		56,737
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (unaudited):
Net income			4,651		4,651
Differences from translation of non dollar currencies financial statements of of associated company				5	5

Comprehensive income					4,656

Issuance of share capital to employees resulting from exercise of options	112	*4,568			4,680
Issuance of share capital in respect of acquisition of minority interest in a subsidiary	3	*135			138
Surplus arising from issuance of options granted to non-employee		61			61
Gain on issuance of share capital of a newly formed associated company to a third party		79			79

BALANCE AT SEPTEMBER 30, 2003
(unaudited)	3,598	36,095	26,653	5	66,351

BALANCE AT JANUARY 1, 2002
(audited)	3,427	29,264	16,369		49,060
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (unaudited):
Net income			3,794		3,794
Issuance of share capital to employees resulting from exercise of options	54	*1,885			1,939
Issuance of share capital in respect of acquisition of minority interest of a subsidiary	1	*65			66

BALANCE AT SEPTEMBER 30, 2002 (unaudited)	3,482	31,214	20,163		54,859

* Net of share issuance expenses.

The accompanying notes are an integral part of these condensed financial statements

5

(Continued) - 1

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30

	2003	2002	2003	2002

	(Unaudited)		(Unaudited)

	U . S . $ i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,651	3,794	2,106	1,604
Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interests in losses of subsidiaries	(189)	(540)	(39)	(319)
Depreciation and amortization	1,793	2,241	582	775
Capital loss (gain) on disposal of fixed assets and from change in percentage of shareholding in consolidated subsidiary	75	(15)	75	(3)
Compensation expenses resulting from options granted to employees of subsidiary	(53)	90		35
Changes in accrued liability for employee rights upon retirement	603	262	(224)	175
Loss (gain) on amounts funded in respect of employee rights upon retirement, net	(223)	182	133	72
Net decrease (increase) in marketable securities	(16)	(362)	9	(797)
Deferred income taxes - net	(2,218)	(45)	(301)	35
Amortization of premium (discount) on securities	(57)	28	28	6
Other	222	(215)	(20)	(16)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,684)	(4,922)	(1,743)	(6,041)
Other	(578)	1,397	177	1,007
Increase (decrease) in accounts payable and accruals:
Trade	(873)	1,414	(328)	2,186
Employee, employee institutions and other	4,605	928	2,499	1,012
Decrease (increase) in inventories	617	441	(45)	161
Increase (decrease) in deferred revenues	722	(686)	71	2,486

Net cash provided by operating activities - forward	7,397	3,992	2,980	2,378

6

(Concluded) - 2

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30

	2003	2002	2003	2002

	(Unaudited)		(Unaudited)

	U . S . $ i n t h o u s a n d s

Net cash provided by operating activities - brought forward	7,397	3,992	2,980	2,378

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and other assets	(754)	(1,425)	(373)	(627)
Proceeds from disposal of long-term bank deposits		200		23
Investment in marketable securities held to maturity	(2,224)	(1,599)	1,603	371
Short-term bank deposits - net	(5)	16,130	(1,003)	(44)
Amounts funded in respect of employee rights upon retirement, net	(206)	(479)	3	(203)
Proceeds from sale of dealership activities and from disposal of property and equipment	77	129	20	17
Collection of long-term loans to employees	198	51	170	42
Long-term loans to employees	(6)	(155)

Net cash provided by (used in) investing activities	(2,920)	12,852	420	(421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term loan received from a bank		2,922
Short-term bank credit - net	3,910	(898)	2,143	63
Repayment of long-term loans from a bank	(7,143)	(2,806)	(1,971)	(877)
Minority investment in shares of a subsidiary		100		100
Issuance of share capital to employees	4,680	1,939	2,709	519

Net cash provided by (used in) financing activities	1,447	1,257	2,881	(195)

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,924	18,101	6,281	1,762
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	28,410	9,200	28,053	25,539

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	34,334	27,301	34,334	27,301

a) Supplementary disclosure of cash flow information - cash paid during the year for:
Interest	780	531	238	237

Income tax	1,624	913	456	302

b) Supplementary information on investing activities not involving cash flows:

1)

In 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2)	During the nine month period ended September 30, 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of an associated company to a third party.

The accompanying notes are an integral part of these condensed financial statements.

7

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES

	a.	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Retalix Ltd. (the “Company”) and its subsidiaries.  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.  The results of operations for the three months and nine months ended September 30, 2003 are not necessarily indicative of results that could be expected for the entire fiscal year.

	b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

	c.	Stock based compensation

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income and earning (loss) per share, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Nine months ended September 30		Three months ended September 30

	2003	2002	2003	2002

	(Unaudited)

	U.S. $ in thousands, except earnings per share

Net income, as reported	4,651	3,794	2,106	1,604
Add - stock based employee compensation expense, included in reported net income	72	95	32	32
Deduct - stock based employee compensation expense determined under fair value method for all awards	(1,699)	(4,213)	(430)	(1,106)

Pro forma net income (loss)	3,024	(324)	1,708	530

Earnings (loss) per share:
Basic - as reported	0.38	0.32	0.17	0.13

Basic - pro forma	0.25	(0.03)	0.14	0.04

Diluted - as reported	0.36	0.31	0.16	0.13

Diluted - pro forma	0.24	(0.03)	0.13	0.04

8

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 31.04% to 54.71% for the nine and three month periods ended September 30, 2003, 37.78% to 54.71% for the nine and three month periods ended September 30, 2002; risk free interest rates of 2.0% to 6.0% in the nine and three month periods ended September 30, 2003, 2.5% to 6.5% in the nine and three month periods ended September 30, 2002; and a weighted average expected life of one year to 3 years for the nine and three month periods ended September 30, 2003 and 2002.

	d.	Reclassification

Certain comparative figures have been reclassified to confirm to the current year presentation.

NOTE 2 -	INVENTORIES

Inventories consisted of the following:
	September 30, 2003	December 31, 2002

	Unaudited	Audited

	U.S. $ in thousands

Raw materials and supplies	207	226
Products in process		152
Finished products	1,039	1,485

	1,246	1,863

NOTE 3 -	INVESTMENT IN ASSOCIATED COMPANY

In March 2003 the Company through one of its’ subsidiaries, Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. established CellTime Ltd. (“CellTime”). CellTime offers on-line solutions for selling pre-paid cellular air-time at retail points of sale. Each of the three parties holds equal share in CellTime.

According to the agreement between the parties, Dai Telecom Ltd. committed to invest $1.25 million in consideration for its share in CellTime and the other parties committed to grant CellTime to use certain of their technologies.

The amount will be transferred to CellTime according to terms specified in the agreement. As of September 30, 2003, $0.4 million was transferred to CellTime. The Company recorded a gain, amounting to $79,000, based on the amount of $0.4 million that was transferred. The gain was recorded directly to its’ shareholders’ equity.

9

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

The changes in the carrying amount of goodwill for the nine month period ended September 30, 2003, are as follows:

	U.S.A.	Israel	Total

	U.S $ in thousands

Balance as of January 1, 2003 (audited)	14,147	2,709	16,856
Goodwill attributed to shares of minority shareholder of a subsidiary bought during the period		89	89

Balance as of September, 30 2003 (unaudited)	14,147	2,798	16,945

b.	Other intangible assets:

	1)	The following table presents the components of the Company’s acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheets:

	Original amount		Amortized balance

	September 30		September 30

	2003	2002	2003	2002

	(Unaudited)

	U.S. $ in thousands

Software development costs	411	411	-,-	-,-
Software rights and web site development costs	2,197	2,197	282	471
Other identified intangible assets	3,534	3,534	2,738	2,942

	6,142	6,142	3,020	3,413

2)

Intangible assets amortization expenses totaled $268,000 and $297,000 in the nine months periods ending September 30, 2003 and 2002, respectively. Projected annual amortization expenses are approximately $ 192,000 for each of the following five years.

NOTE 5 - CONTINGENT LIABILITIES

Law suits against the Company and its subsidiaries:

1)

In August, 2000, the Company, together with its subsidiary, P.O.S (Restaurant Solutions) Ltd. (“P.R.S.”) filed a claim in the Tel-Aviv District Court asking for injunctions, accounts and damages (evaluated, for the purpose of court fees, at 3,000,000 NIS) against two shareholders of P.R.S. who own the minority interest in P.R.S. and who were also directors and employees of P.R.S. The Company and its subsidiary claim that the defendants caused them severe damages due to the manner of their conduct as employees and directors of P.R.S., during their employment, and by infringing their rights by developing software that infringes on the rights of the Company and its subsidiary. The defendants filed a Statement of Defense. In January 2003, the District Court transferred the file to the Labor Court. The Company and its subsidiary are preparing an appeal to this decision, which they intend to submit to High Court of Israel within a short time.
In 2002 these minority shareholders of P.R.S. filled a counterclaim for the amount of $4,000,000. The company and its subsidiary are preparing a Statement of Defense as well as a counterclaim, which they intend to submit within a short time.
The management of the Company is of the opinion that it has meritorious defenses against this claim and believes that the claim will not have a material effect on its financial statements. No provision has been made in respect of these claims.

10

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
 (Unaudited)

NOTE 5 - CONTINGENT LIABILITIES (continued):

2)

In 1998, prior to the acquisition of R.C.S.  by the Company, a legal claim was filed against R.C.S’s by  a customer, for an amount of approximately $1,300,000, including consequential damages and loss of revenue. The suit claims that R.C.S breached its contract with the customer and fraudulently misrepresented facts about the product sold to the customer.
An additional claim filed against R.C.S , prior to its acquisition by the Company, by a dealer who sold one of R.C.S’s  products early in 1994, states that promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.
These claims are handled by R.C.S’s Errors and Omissions Insurers. The limit of liability of the Company’s relevant Errors and Omissions insurance is $1,000,000 per claim and in aggregate. The management of R.C.S  is of the opinion that it has meritorious defenses against these claims and believes that they will not have a material effect on its financial statements. No provision has been made in respect of these claims.

3)

In December 2002, a legal claim for an amount of approximately $240,000, was lodged against the Company’s subsidiary Palm Point, by an Israeli customer. The claim is for damages allegedly caused by services not duly provided by Palm Point. In February 2003, Palm Point filed a Statement of Defense that rejects the claim entirely.
The management of Palm Point is of the opinion that Palm Point has meritorious defenses against the suits.  No provision has been made in respect of this claim.

11

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
 (Unaudited)

NOTE 6 - FINANCIAL INFORMATION BY BUSINESS SEGMENT

Financial data relating to reportable geographical segments:

	Nine months ended September 30		Three months ended September 30

	2003	2002	2003	2002

	(Unaudited)

	U.S. $ in thousands

Revenues:
U.S.A.	47,751	32,475	17,743	13,354
Israel	8,729	7,231	2,950	2,156
International*	9,959	14,201	3,558	4,914

Total revenue	66,439	53,907	24,251	20,424

* The international segment includes revenues from customers in Europe	8,181	12,802	3,009	4,448

NOTE 7 - NEW ACCOUNTING STANDARDS

a.	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities  (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements entered into prior to February 1, 2003.

The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

12

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 7 - NEW ACCOUNTING STANDARDS (continued):

b.	FAS 150

In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer classify a financial instrument within its scope as a liability, or an asset in some circumstances. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except that certain provisions have been deferred pursuant to FSP No. FAS 150-3. FAS 150 has no impact on these consolidated financial statements.

NOTE 8 - EARNING PER SHARE (“EPS”) DATA

Following are data relating to the nominal value of shares - basic and diluted used for the purpose of computing EPS:

	Nine months ended September 30		Three months ended September 30

	2003	2002	2003	2002

	(Unaudited)

	Number of shares in thousands

Weighted average number of shares issued and outstanding- used in computation of basic earning per share	12,162	11,870	12,356	11,992

Add incremental shares from assumed exercise of options	698	542	927	299

Weighted average number of shares used in computation of diluted earnings per share	12,860	12,412	13,283	12,291

NOTE 9 - SUBSEQUENT EVENTS:

a.

In October 2003, a subsidiary of the Company, Store-Alliance Ltd. entered into a memorandum of understanding with IsraCard Ltd. according to which Store-Alliance Ltd. will issue 13% of its shares to IsraCard Ltd. for a total consideration of approximately $2.5 million.

b.

On November 3, 2003, Leumi Card Ltd. lodged a legal claim against CellTime. The claim alleges that CellTime breached its commitment to sign a service agreement with Leumi Card Ltd. The management of CellTime is of the opinion that CellTime has meritorious defenses against this suit.

13

RETALIX LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Unaudited)

APPENDIX-VALUATION AND QULIFING ACCOUNTS
Nine and three month periods ended September 30, 2003 and 2002

	Balance at beginning period	Additions to reserves	Balance at end of period

	U.S. $ in thousands

a. Allowance for doubtful accounts:
Nine months ending September 30, 2003	2,066	520	2,586

Three months ending September 30, 2003	1,807	779	2,586

Nine months ending September 30, 2002	1,435	1,035	2,471

Three months ending September 30, 2002	2,084	387	2,471

b. Valuation allowance for deferred tax assets:
Nine months ending September 30, 2003	902	502	1,404

Three months ending September 30, 2003	1,455	(51)	1,404

Nine months ending September 30, 2002	1,162	1,090	2,252

Three months ending September 30, 2002	2,255	(3)	2,252

14

Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements, the related notes to these financial statements and “Item 5 – Operating and Financial Review and Prospects” included in Retalix’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2003 contained in this Report on Form 6-K and the related notes to such unaudited interim consolidated financial statements.

        Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Retalix’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including the factors that are discussed in Retalix’s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Retalix’s actual results may differ materially from those anticipated in these forward-looking statements. Retalix undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised, however, to consult any additional disclosures that Retalix may make in its Reports on Form 6-K to the SEC.

        Unless the context otherwise requires, all references in this Report on Form 6-K to “Retalix,” “we,” “our,” “us” and the “Company” refer to Retalix Ltd. and its consolidated subsidiaries.

Critical Accounting Policies

        The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes. Our management bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. Please refer to Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2002.

        In addition, during 2003, new accounting standards have been issued:

a.	FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

1

The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in October 2003, the FASB deferred the effective date of FIN 46 to the end of the first interim or annual period ending after December 15, 2003 for those arrangements entered into prior to February 1, 2003.
The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

b.	FAS 150
In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer classify a financial instrument within its scope as a liability, or an asset in some circumstances. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except that certain provisions have been deferred pursuant to FSP No. FAS 150-3. FAS 150 has no impact on the Company’s consolidated financial statements.

Results of Operations

Nine months ended September 30, 2003 Compared to Nine months ended September 30, 2002

        Revenues

        Revenues consist primarily of product sales and revenues generated by services and projects. We derive our revenues primarily from the licensing of integrated software products and provision of related maintenance, customization and implementation and support services. In addition, we provide market information and messaging services.

        Revenues increased from $53.9 million for the first nine months of 2002 to $66.4 million for the first nine months of 2003, or approximately 23.2%. This resulted primarily from an increase in sales to customers in the United States both in the supermarket and convenience stores sectors, where revenues increased from $32.5 million for the first nine months of 2002 to $47.8 million for the first nine months of 2003, or approximately 47.0%. Revenues from international customers including Europe, South Africa, Australia and the Far East decreased from $14.2 million for the first nine months of 2002 to $10.0 million for the first nine months of 2003, primarily due to several large sales in 2002. We expect our international revenues to fluctuate from period to period for the near term, as these sales are still effected to a large extent by a low number of relatively large customers.

Product Sales. Product sales primarily consist of the sale of software. These sales are occasionally bundled with hardware. We recognize revenues from sales of our software products upon delivery (with regard to hardware sales – at the point of when the title passes to the customer), subject to persuasive evidence that an arrangement exists, when the sales price is fixed or determinable, when our ability to collect payment is probable and we have no material obligations remaining under the sales agreements. We recognize revenues from transactions involving resellers when our software products are delivered to end-users. Revenues from product sales increased from $32.7 million for the first nine months of 2002 to $41.8 million for the first nine months of 2003, or approximately 27.7%, as a result of increased revenues derived primarily from sales in the United States.

2

Services and Projects. Service and project revenues are generated primarily from customization and implementation of products, support, maintenance and market information services, and messaging and other services. Revenues from projects are recognized upon completion. Revenues from rendering maintenance services and services with regard to market information are recognized ratably, over the period of the contract or as services are performed. Revenues from services and projects increased from $21.2 million for the first nine months of 2002 to $24.7 million for the first nine months of 2003, or approximately 16.5%, primarily due to the increase in revenues associated with project work for customers in the United States.

        Cost of Revenues

        Cost of revenues is comprised of the cost of product sales and the cost of services and projects. In addition we are obligated to pay the Israeli government royalties at a rate of 2% to 5% on revenues on specific products resulting from grants we receive from the Israeli Chief Scientist in connection with its research and development encouragement program, up to a total of 100% of the grants received. These royalties are presented as part of our cost of revenues.

Cost of Product Sales. Cost of product sales consists of costs related to product installation and hardware. Cost of product sales increased from $7.8 million for the first nine months of 2002 to $12.3 million for the first nine months of 2003, or approximately 58.0%. This increase as well as the increase in this item as percentage of product revenues resulted primarily from an increase in hardware associated sales, primarily generated by our StoreNext USA subsidiary, which was established and consolidated into our financial statements beginning in the third quarter of 2002.

Cost of Services and Projects. Cost of services and projects consists of costs directly attributable to service and project sales, including software support, maintenance services, market information services, messaging and other services. Cost of services and projects increased from $7.3 million for the first nine months of 2002 to $9.2 million for the first nine months of 2003, or approximately 25.9% as a result of additional projects and services rendered, as reflected in the increase of revenues generated by these items. These expenses has also increased slightly in terms of percentage from revenues associated with projects and services from 35% in 2002 to 37% in 2003.

        Operating Expenses

        Operating expenses consist of research and development expenses, net, sales and marketing expenses, net and general and administrative expenses.

        Research and Development Expenses, Net

        Research and development expenses, net, consist primarily of salaries, benefits and depreciation of equipment for software developers. These expenses are net of the amount of grants received from the Israeli government for research and development activities. Research and development expenses, net, increased from $12.4 million for the first nine months of 2002 to $13.2 million for the first nine months of 2003, or approximately 6.7%. The increase was primarily a result of the increase in development resources used for new and enhanced solutions, and the efforts invested in modifying existing and new products to new technology environments, new combinations of retail formats and market requirements as set by leading chains. We continued to invest significant development resources in our new e-marketplace and browser-based technologies, as well as our development of new versions of our products and solutions based on the Microsoft .Net platform.

3

        Sales and Marketing Expenses

        Sales and marketing expenses, net, consist primarily of salaries, travel, trade shows, public relations and promotional expenses. We presently compensate our sales force through salaries and incentives. As we focus our efforts on selling our products directly, we also pay some of our sales personnel commissions. Sales and marketing expenses have increased significantly over the last few years as we have intensified our efforts to strengthen our marketing channels, particularly through direct sales.

        Sales and marketing expenses, net, increased from $12.8 million for the first nine months of 2002 to $15.6 million for the first nine months of 2003, or approximately 21.7%. The increase was primarily a result of our intensified efforts in our new business-to-business initiatives and also due to the strengthening of sales and marketing infrastructure as part of the objective to enter into new markets in the United States and other parts of the world. We anticipate that sales and marketing expenses, net, will continue to increase in absolute dollars to the extent we expand our operations. As we devote increasing resources to our sales and marketing efforts, such expenses as a percentage of revenues may increase as well.

        General and Administrative Expenses

        General and administrative expenses consist primarily of compensation, professional fees and regular administrative expenses. These expenses have increased in recent years due to the increase in our facilities requirements, expenses incurred as a result of the growth of our business, and the establishment of new joint ventures. . General and administrative expenses increased from $8.6 million for the first nine months of 2002 to $9.6 million for the first nine months of 2003, or approximately 12.7%. As a percentage of revenues, these expenses decreased from 15.9% of revenues for the first nine months of 2002 to 14.5% for the first nine months of 2003. We anticipate that general and administrative expenses may increase in absolute dollar amounts to the extent that we expand our operations.

         Other General (Income) Expenses, Net

        Other general (income) expenses, net, consists primarily of losses and write-offs incurred in connection with sales of fixed assets and disposition of leasehold improvements.

         Financial (Income) Expenses, Net

        Financial (income) expenses, net, consists primarily of interest earned on bank deposits and securities, interest paid on loans and credit from banks and gains and losses from the appreciation or depreciation of monetary balance sheet items denominated in non-dollar currencies reflected in our financial statements in dollar terms. Financial (income) expenses, net, decreased from $440,000 for the nine months ended September 30, 2002 to $156,000 for the nine months ended September 30, 2003, primarily due to the significant appreciation of the U.S. dollar against the New Israeli Shekel in the first nine months of 2002 as compared to the corresponding period in 2003 and as a result, the significant U.S. dollar devaluation of the Company’s net current assets which are denominated in New Israeli Shekels during the first nine months of 2002.

4

         Minority Interest in Losses of Subsidiaries

        For the first nine months of 2003, the minority interest in losses of our subsidiaries was $194,000, compared to $541,000 for the first nine months of 2002. This amount reflects our pro rata minority share in losses of our subsidiaries.

         Corporate Tax Rate

        Our effective tax rate was 28.2% for the first nine months of 2003 with a tax expense of $1.8 million and a pre-tax income of $6.3 million. For the first nine months of 2002, our tax expense amounted to $1.4 million with a pre-tax income of $4.6 million, an effective tax rate of 29.4%. These relatively low tax rates are primarily a result of the fact that our investment programs were granted the status of an approved enterprise under Israel’s Law for Encouragement of Capital Investments, 1959. Under the approved enterprise program, we are entitled to reductions in the tax rate normally applicable to Israeli companies with respect to income generated from our approved enterprise investments. We are also entitled to certain tax exemptions in connection with our approved enterprise investments.

Liquidity and Capital Resources

        We had cash and cash equivalents of approximately $34.3 million as of September 30, 2003. Our total financial balances, including cash and cash equivalents, short-term bank deposits and marketable securities, amounted to approximately $42.3 million as of September 30, 2003.

        Net cash provided by operating activities was approximately $7.4 million for the first nine months of 2003, compared to approximately $4.0 million for the first nine months of 2002.

        Net cash used in investing activities was approximately $2.9 million for the first nine months of 2003, compared to net cash provided by investing activities for the first nine months of 2002 of approximately $12.9 million. Net cash used in investing activities for the first nine months of 2003 was primarily attributable to investments in securities. Net cash provided by investing activities for the first nine months of 2002 was primarily attributable to maturity of short-term bank deposits, net of investments in marketable securities and acquisitions of fixed assets.

        Net cash provided by financing activities for the first nine months of 2003 was $1.5 million, primarily attributable to proceeds from issuance of shares upon the exercise of options held by employees and increase in short term bank debt net of repayment of long term bank loans. For the first nine months of 2002, net cash provided by financing activities was approximately $1.3 million, primarily attributable to proceeds from the issuance of shares upon the exercise of options held by employees.

        Our capital expenditures, principally the purchase of fixed assets, were $754,000 for the first nine months of 2003, as compared to $1.4 million for the first nine months of 2002.

        Outstanding loans we received which were used primarily to finance recent acquisitions and to some extent also current operations:

5

In January 2000, we entered into a mortgage with Bank Leumi for approximately $1.7 million to finance additional office space in the building in which our headquarters is located, in Raanana Israel. As of September 30, 2003, the outstanding principal balance of this bank loan was approximately $453,000. The mortgage bears interest annually at the London Interbank Offered Rate plus 0.45%. The mortgage is secured by a lien on our securities portfolio.

In August 2000, we borrowed $10.0 million from Bank Leumi. Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.5%. As of September 30, 2003, the outstanding principal balance of this bank loan was approximately $4 million.

In December 2000, we borrowed $5.0 million from the United Mizrahi Bank. Borrowings under this loan bear interest at the London Interbank Offered Rate plus 0.5%. As of September 30, 2003, the outstanding principal balance of this bank loan was approximately $2 million.

In December 2001, we borrowed a loan denominated in New Israeli Shekels from Bank Leumi in the amount of $2.3 million. Borrowings under this loan bear interest at the Prime Rate minus 0.3%. As of September 30, 2003, the outstanding principal balance of this bank loan was $2.25 million.

        Other then limited involvement in foreign currency forward contracts described below, we have no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial balances, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities in U.S. dollar deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

        Most of our revenue has historically been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. We perform ongoing credit evaluations of our customers and we generally do not require collateral. An appropriate allowance for doubtful accounts is included in the accounts receivables.

        The fair value of the financial instruments included in our working capital is usually identical or close to their carrying value. The fair value of non current assets and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

        We have only limited involvement with derivative financial instruments. We carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities ” (“FAS 133”).

        As of September 30, 2003, we are party to one foreign currency forward contract for conversion of British Pounds Sterling into a notional amount of U.S. dollars of approximately $2.35 million. The fair value of that contract as of September 30, 2003 reflects a liability in the amount of $120,000, which was charged to financial expenses.

        Our management believes that our financial reserves will be sufficient to fund our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

6

Quantitative and Qualitative Disclosures About Market Risk

Reference is made to “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2002.

The following table presents further information relating to our long term debt as of September 30, 2003:

Contractual Obligations (U.S. dollars inthousands) *	Total	Less than 1 year	1-3 years
Long-Term Debt (including current maturities)	8,878	5,705	3,173

Impact of Inflation, Devaluation and Fluctuation in Currencies on Results of Operations, Liabilities and Assets

        Most of our sales are denominated in dollars or are dollar linked. However, a significant portion of our expenses, primarily expenses associated with employee compensation, is denominated in New Israeli Shekel, or NIS, unlinked to the dollar. A devaluation of the NIS in relation to the dollar has the effect of decreasing the dollar value of any asset of ours, which consists of NIS or receivables payable in NIS or British Pounds Sterling, unless such receivables are linked to the dollar. Such a devaluation also has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS or British Pounds Sterling, unless such expenses or payables are linked to the dollar. Conversely, any increase in the value of the NIS or British Pounds Sterling in relation to the dollar has the effect of increasing the dollar value of any of our unlinked NIS or British Pounds Sterling assets and the dollar amounts of any of our unlinked NIS or British Pounds Sterling liabilities and expenses. In addition, some of our expenses, such as salaries for our Israeli based employees are linked to some extent to the inflation in Israel. An increase in inflation which is not offset by a devaluation of the NIS relative to the U.S. dollar, can cause our expenses to increase.

        Because exchange rates between the NIS and the dollar fluctuate continuously, albeit with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.

        We currently intend to use the net proceeds of any offering by us for general corporate purposes. General corporate purposes may include working capital, capital expenditures and/or repayment of debt.

7

Exhibit 3

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
For the Three months ended MARCH 31, 2001

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
For the three months ended MARCH 31, 2001

Page
Report of independent auditors	2

FINANCIAL STATEMENTS:
Statement of operations	3
Statement of changes in shareholders' equity	4
Statement of cash flows	5
Notes to financial statements	6-8

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
TRADANET ELECTRONIC COMMERCE SERVICES LTD.

We have audited the accompanying statements of operations, changes in shareholders’ equity and cash flows of Tradanet Electronic Commerce Services Ltd. (the “Company”) for the three month period ended March 31, 2001. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2000 were audited by other auditors whose report thereon, dated February 13, 2001, was unqualified.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States of America, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the results of the Company’s operations, and its cash flows for the three month period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel
April 15, 2001	/s/ Kesselman & Kesselman

2

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
STATEMENT OF OPERATIONS
FOR THE THREE MONTH ENDED MARCH 31, 2001

U.S. $ in thousands

REVENUES	222
COST OF REVENUES	223

GROSS LOSS	1

SELLING AND MARKETING EXPENSES	94
GENERAL AND ADMINISTRATIVE
EXPENSES	63
OTHER GENERAL EXPENSES, net	93

T o t a l operating expenses	250

OPERATING LOSS	251
FINANCIAL EXPENSES	45

NET LOSS FOR THE PERIOD	296

BY: /S/ Guy Geri —————————————— Guy Geri Controller

BY: /S/ Danny Moshaioff —————————————— Danny Moshaioff Director

The accompanying notes are an integral part of these condensed financial statements.

3

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH ENDED MARCH 31, 2001

	Share capital (A)	Additional paid-in capital		Retained earnings	Total
	U.S. $ in thousands

BALANCE AT JANUARY 1, 2001	3		7	(4,949)	(4,939)
CHANGES DURING THE THREE
MONTHS ENDED MARCH 31,
2001:
Net loss				(296)	(296)
Proceeds paid in respect of share
capital previously issued		(B)	5,931		5,931

BALANCE AT MARCH 31, 2001	3		5,938	(5,245)	696

(A)	The share capital composed of ordinary shares of NIS 1.00 par value (authorized 34,000 shares; issued and outstanding 10,000 shares).

(B)	Net of share issuance expenses.

The accompanying notes are an integral part of these condensed financial statements

4

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH ENDED MARCH 31, 2001

U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(296)
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	109
Changes in accrued liability for employee
rights upon retirement, net	(3)
Decrease in accounts receivable:
Trade	9
Other	69
Decrease (increase) in accounts payable and
accruals:
Trade	(13)
Other	129
Decrease in inventories	12

Net cash provided by operating	16

CASH FLOWS FROM FINANCING ACTIVITIES-
Short-term bank credit - net	(36)

NET DECREASE IN CASH AND CASH
EQUIVALENTS	(20)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	74

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	54

5

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies, applied on a consistent basis, are as follows:

a.	General:

1)	Nature of operations:

Tradanet Electronic Commerce Services Ltd. (“the Company”) was incorporated in 1997. The Company is a supplier of electronic commerce services in Israel.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”; “$”). Most of the Company’s revenues are recorded in dollars or in Israeli currency linked to the dollar. The Company’s financing is mostly in dollars. Thus, the functional currency of the Company is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of loss, the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average rates and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.) — historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

3)	Use of estimates in the preparation of financial statements The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

b.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

c.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies — on “first-in, first-out” basis.

Products in process and finished products – on basis of production costs – raw materials and supplies component – on “first-in, first-out” basis.

6

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Concentrations of credit risks — allowance for doubtful accounts

All of the Company’s cash and cash equivavalents deposits were deposited with Israeli banks. The Company is of the opinion that the credit risk in respect of these balnces is remote.

Most of the Company’s revenue has historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts receivables.

e.	Property, plant and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	15-33
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

f.	Income taxes:

Deferred income taxes are computed for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect at time of release to income from the deferred tax accounts. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. As of March 31, 2001 there are no deffered taxes.

g.	Revenue recognition

Revenue from messaging services are recognized according to the volume of usage of these services, persuasive evidence that an arrangement exists, the services price is fixed or determinable, collectibility is probable and the Company has no material obligations remaining under the service agreements.

7

TRADANET ELECTRONIC COMMERCE SERVICES LTD.
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT:

Depreciation and amortization expenses for the three month period ended March 31, 2001 totaled $ 109,000.

NOTE 3 – EMPLOYEE RIGHTS UPON RETIREMENT:

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its employees, which reflects the undiscounted amount of the liability is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The Company may only make withdrawals from the amounts funded for the purpose of paying severance pay. As of March 31, 2003 the employee rights upon retirement are approximately $16,000.

NOTE 4 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law,1985 (the “Inflationary Adjustments Law”)

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The company is taxed under this law. These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis, causes a difference between taxable income and income reflected in these financial statements.

b.	Tax rates applicable to income from other sources

Income tax rate is 36%.

c.	Tax assessments

The Company has not been tax assessed yet.

8

Exhibit 4

BASS, INC.

FINANCIAL REPORT

AUGUST 31, 2001

BASS, INC.

AUGUST 31, 2001

Independent Auditor's Report	Page 1
Balance Sheet	2 - 3
Statement of Operations	4
Statement of Changes in Stockholders' Deficit	5
Statement of Cash Flows	6 - 7
Notes to Financial Statements	8 - 18

INDEPENDENT AUDITOR’S REPORT

Board of Directors
BASS, Inc.

We have audited the accompanying balance sheet of BASS, Inc. as of August 31, 2001, and the related statements of operations, changes in stockholders’ deficit and cash flows for the eight months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BASS, Inc. as of August 31, 2001, and the results of its operations and its cash flows for the eight months then ended in conformity with accounting principles generally accepted in the United States of America.

BY: /S/ Certified Public Accountants —————————————— Dayton, Ohio April 12, 2002

BASS, INC.

BALANCE SHEET

AUGUST 31, 2001

(U.S. $ in thousands)

ASSETS	Amount

CURRENT ASSETS
Accounts receivable (less allowance
for doubtful accounts of $ 160)
Trade	$1,621
Other	18
Inventories	375
Prepaid expenses	276
Deferred income taxes (Note 7)	24

TOTAL CURRENT ASSETS	$2,314

PROPERTY AND EQUIPMENT (Note 2)
Cost	$3,285
Less: accumulated depreciation and amortization	(2,685)

TOTAL PROPERTY AND EQUIPMENT	$600

NON-CURRENT ASSETS
Cash surrender value - life insurance	$8
Deposits	44
Deferred income taxes (less valuation allowance
of $722) (Note 7)	292

TOTAL NON-CURRENT ASSETS	$344

$3,258

        The accompanying notes are an integral part of these statements.

BASS, INC.

BALANCE SHEET (Continued)

AUGUST 31, 2001

(U.S. $ in thousands)

Amount

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Bank overdraft	$13
Line of credit (Note 9)	879
Notes payable - officers (Note 9)	549
Accounts payable - trade	1,242
Accrued payroll and related withholdings	338
Other accrued expenses	1,229
Deferred income	2,909
Current portion of long-term debt (Note 5)	52

TOTAL CURRENT LIABILITIES	$7,211

LONG-TERM DEBT (Note 5)	$104

STOCKHOLDERS' DEFICIT
Common stock, no par value, 100,000 shares authorized,
issued and outstanding at a stated value of $ .12 per share	$12
Accumulated deficit	(4,069)

$(4,057)

$3,258

        The accompanying notes are an integral part of these statements.

BASS, INC.

STATEMENT OF OPERATIONS

FOR THE EIGHT MONTHS
ENDED AUGUST 31, 2001

(U.S. $ in thousands, except per share data)

Amount

REVENUES
Product sales	$4,269
Services and projects	3,492

TOTAL REVENUES	$7,761

COST OF REVENUES
Cost of product sales	$3,016
Cost of services and projects	1,007

TOTAL COST OF REVENUES	$4,023

GROSS PROFIT	$3,738

OPERATING EXPENSES
Research and development	$2,769
Selling and marketing	2,548
General and administrative	1,889

TOTAL OPERATING EXPENSES	$7,206

OPERATING LOSS	$(3,468)

OTHER INCOME	8
FINANCIAL INCOME	6

LOSS BEFORE INCOME TAX PROVISION	$(3,454)

PROVISION FOR (BENEFIT FROM) INCOME TAXES	(319)

NET LOSS	$(3,135)

NET LOSS PER SHARE:

Basic	$(31.35)

Diluted	$(31.35)

        The accompanying notes are an integral part of these statements.

BASS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’S DEFICIT

(U.S.     $ in thousands except share data)

	Common Stock
	ESOP (Note 3)	Ordinary Shares	Common Stock	Accumulated Deficit	Total

BALANCE AT DECEMBER 31, 2000	50,001	49,999	$12	$(934)	$(922)
Changes for eight month period
ended August 31, 2001
Net loss	0	0	0	(3,135)	(3,135)

BALANCE AT AUGUST 31, 2001	50,001	49,999	$12	$(4,069)	$(4,057)

        The accompanying notes are an integral part of these statements.

BASS, INC.

STATEMENT OF CASH FLOWS

FOR THE EIGHT MONTHS
ENDED AUGUST 31, 2001

(U.S. $ in thousands)

Amount

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,135)

Adjustments to reconcile net loss to
net cash provided by operating
activities:
Depreciation	$281
Amortization	1,104
Deferred income tax benefit	(316)
Changes in assets and liabilities:
Decrease in accounts receivable - trade	332
Decrease in other receivables	55
Decrease in inventories	189
Increase in prepaid expenses	(23)
Decrease in cash surrender value of
life insurance	1
Decrease in deposits	17
Increase in bank overdraft	14
Increase in accounts payable	170
Increase in accrued payroll and
related withholdings	129
Increase in other accrued expenses	852
Increase in deferred income	480

TOTAL ADJUSTMENTS	$3,285

NET CASH PROVIDED BY OPERATING ACTIVITIES	$150

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(5)

Capitalized software cost	(74)

NET CASH USED IN INVESTING ACTIVITIES	$(79)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligation	$(102)
Net repayments of notes payable - officers	(5)
Net repayments of line of credit	(42)

NET CASH USED IN FINANCING ACTIVITIES	$(149)

NET DECREASE IN CASH	$(78)
xxx
CASH AND CASH EQUIVALENTS - beginning of period	78

CASH AND CASH EQUIVALENTS - end of period	$0

        The accompanying notes are an integral part of these statements.

BASS, INC.

STATEMENT OF CASH FLOWS (Continued)

FOR THE EIGHT MONTHS
ENDED AUGUST 31, 2001

(U.S. $ in thousands)

        Supplemental disclosures of cash flow information

        Cash paid during the year for:

Interest	$75

Income taxes	$1

        The accompanying notes are an integral part of these statements.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BASS, Inc. is a privately held company headquartered in Dayton, Ohio. The Company develops and maintains computer hardware and software systems for retailers and wholesalers mainly in the supermarket and convenience store markets. The company’s principal market is the United States, but the Company has customers throughout the world. See Note 13.

Depreciation

Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over the estimated useful lives of the assets, which may be different than the life of the associated lease agreement. See Note 2 for information regarding the estimated life of components of property and equipment.

Impairment of Long-Lived Assets

FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” requires that long-lived assets, identifiable intangibles and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 121, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of the foregoing assets and intangibles in relation to the operating performance and future discounted cash flows of the underlying assets.

The Company did not recognize any impairment losses during the eight months ended August 31, 2001.

Research and Development Cost of Computer Software

The costs of research, software and product development are treated as an expense of operations as incurred until technological feasibility has been established. Upon technilogical feasibility, the development cost is capitalized in accordance with the provisions of FAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Amortization of the product begins upon general release to customers. The capitalized costs are amortized using the straight-line method over the estimated economic life of the product, which generally approximates three to five years.

The Company purchases the rights to use some software which is included in its products. These costs are capitalized upon purchase and are expensed as the related product is sold.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Cash Flows

For the purposes of the statement of cash flows, the Company considers all highly liquid, unrestricted financial instruments, including short-term bank deposits, with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company has interest bearing and non-interest bearing deposits in a commercial bank. At August 31, 2001, the Company’s deposits exceeded the federal depository insurance coverage by $19,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company grants credit to its customers with no collateral required on trade receivables. To reduce the amount of risk to a minimal level, the Company reviews the credit evaluations of its customers on an ongoing basis. An appropriate allowance for doubtful accounts is included in accounts receivable.

The allowance for doubtful accounts is determined using a historical average method and adjusting for specific accounts which are doubtful of collection.

Revenue Recognition

The Company recognizes revenue from sales to end users upon completion of the delivery and installation process and when no material obligations exist under the sales agreement. Revenues from sales to resellers are recognized upon delivery to the reseller, when persuasive evidence exists of a contract and the expectation of collection is probable.

The Company does not grant a right of return to end users or resellers.

Revenues from maintenance agreements, which are generally one year in duration, are deferred at the time the agreements are signed. The revenue from these contracts is recognized over the life of the contract. Maintenance costs are charged to expense as incurred. The liability for services is recognized on these financial statements as deferred income.

During the eight months ended August 31, 2001, the Company changed from an accelerated method to the straight-line method of revenue recognition from maintenance contracts. The change in estimate reduced net income for the eight month period ended August 31, 2001 by approximately $ 649,000.

9

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share

Basic earnings per share were computed based on the average number of outstanding shares at August 31, 2001. There were no transactions during the eight months ended August 31, 2001 which would have a dilutive effect on earnings.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Employee Stock Ownership Plan

The Company accounts for this plan in accordance with Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.” This statement specifies the accounting and reporting requirements for entities with employee stock ownership plans. See Notes 3 and 13.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense for the eight months ended August 31, 2001 was $ 103,000.

    2.        PROPERTY AND EQUIPMENT

The following is a summary of property and equipment — at cost, less accumulated depreciation:

(U.S. $ in thousands)

	Amount	Estimated Life in Years

Research & development equipment	$151	3 - 5
Office equipment and furniture
& fixtures	1,458	5 -10
Computer equipment	1,224	5
Software	200	5
Leasehold improvements	59	39
Rental equipment	193	5

	$3,285
Less: accumulated depreciation	(2,685)

	$600

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    3.        RETIREMENT PLANS

The Company has a 401(k) retirement plan which covers all employees meeting minimum age and service requirements. The Company made no contributions to this plan for the eight months ended August 31, 2001.

The Company has an employee stock ownership plan (ESOP) covering all eligible employees. As of August 31, 2001, the ESOP held 50,001 shares of BASS, Inc. common stock. ESOP compensation expense was $ 64,000 for the period ended August 31, 2001. On September 6, 2001, the ESOP sold its shares to Retalix USA, Inc. See Note 13.

    4.        RELATED PARTY TRANSACTIONS

The company has borrowed approximately $ 555,000 from two corporate officers. The funds were used to provide working capital for the Company. The interest rate is 9.0% at August 31, 2001 and requires payments of $ 8,136 per month through June 2004. See Note 9.

    5.        LEASES

Operating Leases

The Company leases office space in Ohio and Arizona with terms expiring through February 2004 and equipment under operating leases expiring through May 2003. Total rent expense under operating leases for the period ended August 31, 2001 was $ 339,000. See Note 13.

The future minimum lease commitments as of August 31, 2001, are payable as follows:

(U.S. $ in thousands)

Year	Amount

2001	$53
2002	107
2003	70
2004	6

$236

Capital Lease

The Company leases computer equipment under a capitalized lease expiring in August 2002. This obligation bears interest at 1.2% and is payable in monthly installments of $13,000. The present value of the future minimum lease payments is included in long-term debt. The calendar year future minimum lease payments at August 31, 2001 are as follows:

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    5.        LEASES (Continued)

Capital Lease (Continued)

(U.S. $ in thousands)

Year	Amount

2001	$52
2002	104

Total minimum lease payments	$156

Depreciation

The following is an analysis of capital lease property included in computer equipment at August 31, 2001.

(U.S. $ in thousands)

Amount

Capitalized cost of equipment	$459
Less accumulated depreciation	(293)

$166

Depreciation on these assets totaling $ 102,000 is included in depreciation expense for the eight months ended August 31, 2001.

    6.        LIFE INSURANCE

The company is owner and beneficiary of life insurance policies on the lives of various officers of the company. The face amount of these policies at August 31, 2001 was $ 800,000.

    7.        INCOME TAXES

The provision for income taxes is based on net income for federal income tax purposes computed at the federal statutory tax rate. The principal causes of permanent and temporary tax differences between financial accounting net income and net income for federal income tax purposes are a result of certain expenses included in the determination of net income being non-deductible for tax reporting purposes and timing differences on the deductibility of certain expenses.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    7.        INCOME TAXES (Continued)

The following is a reconciliation of the income tax provision assuming all income (loss) is taxed at the maximum statutory tax rate of 34% for the eight months ended August 31, 2001:

(U.S. $ in thousands)

Amount

Loss before income taxes as reported
in the statement of operations	$(3,454)

Income tax provision at statutory rate	$(1,174)
Increase in tax related to permanent differences	84
Current year net operating losses where
no deferred tax asset was created	592
Other differences between the measurement
of income for tax purposes and financial
reporting purposes	179
Income tax provision for the reported period	$(319)

The income tax provision consists of the following:

Current income tax benefit	$(3)

Deferred provision for income taxes	(316)

Total provision for income taxes	$(319)

Deferred income taxes are included in the assets section on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to deferred tax assets are based on provisions of the enacted tax law and are computed using the expected tax rate at reversal. The effects of the future changes in tax laws or rates are not considered.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    7.        INCOME TAXES (Continued)

The significant temporary differences which give rise to the deferred tax assets on the accompanying balance sheet and will be deductible for tax purposes in the future are deductions for charitable contributions, deductions carried forward to future years, income from deferred maintenance contracts required to be recognized for tax in the current period, differences in depreciation methods between book and tax including differences due to an involuntary conversion of assets, the uniform capitalization adjustment, and various expense accruals. Also, there are research and development credits, alternative minimum tax credits and federal and state net operating losses that have been carried forward to be utilized in future years.

Under FAS 109, “Accounting for Income Taxes,” a valuation allowance for deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The need for the valuation allowance is periodically evaluated by management. Based on available evidence and the nature of the deferred tax assets, management concluded that a valuation allowance of $722,000 is necessary at August 31, 2001.

IRC Section 382

Due to the sale of the Company’s stock to Retalix USA, Inc., the Company is subject to the provisions of Internal Revenue Code Section 382. IRC Section 382 limits the amount and timing of deductions related to federal and some state net operating loss carryforwards to a specific calculation. Total net operating loss carryforwards of approximately $1,400,000 will be allowed over the shorter of twenty years or the expiration of the carryforward period. In any one year, the Company is limited to utilizing approximately $70,000 of net operating loss carryovers. Due to these provisions, the company lost approximately $2,000,000 in net operating loss carryforwards and $600,000 in business and alternative minimum tax credits.

For income tax purposes, the Company has approximate unused net operating losses at August 31, 2001, which expire as follows:

(U.S. $ in thousands)

Expires	Federal Net Operating Loss

2019	$76
2020	1,324

    8.        CAPITALIZED SOFTWARE

For the period ended August 31, 2001, amortization related to computer software products held for sale amounted to $243,000. Also, $861,000 was charged to operations as a write-down of capitalized computer software cost to its net realizable value.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    9.        NOTES PAYABLE

The Company has a $ 1,200,000 line of credit with a local bank which is collateralized by substantially all assets of the company. The interest rate is at prime plus 2.0% (8.5% at August 31, 2001). The note is secured by accounts receivable, equipment and inventory and is due on demand. The outstanding balance at August 31, 2001 was $ 879,000. The line of credit was paid in full in September 2001.

Notes payable to officers are unsecured and bear interest at 9.0%. The outstanding balance of the notes at August 31, 2001 totaled $ 549,000. There was accrued interest of $56,000 at August 31, 2001. The notes were paid in full in September 2001.

    10.        COMMITMENTS AND CONTIGENCIES

Leases

As shown in Note 5, the Company is obligated under certain lease agreements through 2004. Equipment leases are collateralized by the underlying assets.

Note Payable

As shown in Note 9, the Company’s line of credit is collateralized by substantially all assets of the company. The line had available credit of $ 321,000 at August 31, 2001.

Contingent Legal Proceeding

The Company was notified during 1999 that they were infringing on the patent of a certain Foundation regarding software included in several company products. The Company is not unique to this claim and the Foundation has also contacted several of the Company’s customers regarding the same claim. The Company also received a letter from the legal counsel of one of its customers requesting that BASS provide legal defense for it in the event of litigation. No litigation has begun in this matter and the Company’s legal counsel believes the claim is without merit. No provision has been made in these financial statements regarding this claim.

Foreign Currency Translations

The Company requires payment from customers in and pays vendors using U.S. dollars and, therefore, recognized no gains or losses from foreign currency translation.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    11.        SUPPLEMENTARY BALANCE SHEET INFORMATION

(U.S. $ in thousands)

Accounts receivable

Trade:
Open accounts receivable	$1,490
Open credits reclassified to accounts payable	291
Allowance for doubtful accounts	(160)

$1,621

Other:
Sales tax receivable	$17
Employee advances	1

$18

Inventories

Raw materials and supplies	$141
Finished products	234

$375

Prepaid expenses

Prepaid expenses consist of software licenses and support agreements which are expensed as the related product is sold or over the life of the agreement and vendor deposits. Software support agreements are normally one year in duration. The composition of prepaid expenses at August 31, 2001 was:

Unexpired software support agreements	$22
Prepaid software licenses	169
Vendor deposits	85

$276

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    12.        SELECTED OPERATIONS DATA

(U.S. $ in thousands)

Revenues

The Company derives the majority of its revenue from within the United States. Management does not expect that this will change in the near term. Also, the Company had two customers which represented 10% or more of revenues during the eight months ended August 31, 2001. Sales for the eight months ended August 31, 2001 to these two customers were $959,000 and $824,000.

Other income

Commissions earned	$8

Financial income

Interest income	$6

The following summarizes amounts included in operating expenses related to the sale of the Company’s stock to Retalix USA, Inc.:

Severance costs	$577
Professional fees	136
Moving costs	22

$735

    13.        SUBSEQUENT EVENTS

Sale of Company

On September 6, 2001, Retalix, USA, Inc. (a wholly-owned subsidiary of Retalix, Ltd., an Israeli corporation) purchased 100% of the outstanding common stock of the company. Fees and expenses associated with the transaction approximated $ 735,000 at August 31, 2001 and are reflected in the statement of operations.

Financing

Subsequent to the sale of the Company in September 2001, Retalix USA paid the bank line of credit and the officer loans in full. Also, in September 2001, the Company obtained a new line of credit which is unsecured and has available credit of $ 2,000,000.

Employee Stock Ownership Plan

The BASS, Inc. Employee Stock Ownership Plan merged with the BASS, Inc. 401(k) plan on September 25, 2001.

BASS, INC.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2001

    13.        SUBSEQUENT EVENTS (Continued)

Operating Leases

In December 2001, BASS, Inc. moved to a new location in Dayton, Ohio. The new location required a lower lease payment which, in turn, affects the minimum lease payment schedule provided in Note 5. If the new lease had been in effect at August 31, 2001, the schedule of minimum lease payments by calendar year in Note 5 would have appeared as follows:

(U.S. $ in thousands)

Year	Amount

2001	$109
2002	372
2003	343
2004	288
2005	290
2006	273

$1,675